Issuer Free Writing Prospectus dated October 16, 2019

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated October 4, 2019

Registration Statement No. 333-233865

Innate Pharma S.A.

Issuer:	Innate Pharma S.A.

Securities offered by Issuer:	12,500,000 ordinary shares, consisting of 8,047,227 ordinary shares in the form of American Depositary Shares (the “ADSs”) offered in the U.S. offering and 4,452,773 ordinary shares offered in the European private placement (the “Ordinary Shares” and, together with the ADSs, the “Firm Securities”). The number of Firm Securities may be reallocated between the ADSs and Ordinary Shares.

Option to purchase additional securities:	The Issuer has granted to the underwriters an option, exercisable for a period of 30 days, to purchase up to 1,875,000 additional Ordinary Shares, which are expected to be in the form of ADSs.

Public offering price:	$5.50 per ADS €4.97 per Ordinary Share

ADS trade date:	October 17, 2019

Closing date:	October 21, 2019

ADS CUSIP / ISIN No:	45781K105 / US45781K1051

Net proceeds to the Issuer:	Approximately $61.2 million net of underwriting discounts and commissions and estimated offering expenses payable by the Issuer (or approximately $70.8 million if the underwriters’ option to purchase additional shares is exercised in full).

Participation by certain shareholders:	Novo Nordisk A/S (“Novo”), MedImmune Limited (“MedImmune”) and Bpifrance Participations (“BPI”) have each been allocated the opportunity to purchase 909,090 , 1,225,000 and 1,992,724 Firm Securities, respectively. Such purchases would be made at the public offering price. Novo, MedImmune and BPI beneficially owned 13.8%, 9.8% and 6.9%, respectively, of the Issuer’s total outstanding ordinary shares prior to the offering. After the closing of the offering, if the number of Firm Securities specified above are purchased by each applicable investor, then Novo, MedImmune and BPI would own 12.8%, 9.8% and 8.3%, respectively, of the Issuer’s total outstanding ordinary shares, including ordinary shares in the form of ADSs. One member of the Issuer’s Supervisory Board is affiliated with Novo, and one member is affiliated with BPI.

Joint bookrunning managers:	Citigroup Global Markets Inc. SVB Leerink LLC Evercore Group L.L.C. Citigroup Global Markets Limited

The Issuer has filed a registration statement, including a preliminary prospectus dated October 4, 2019, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by telephone at (800) 808-7525, ext. 6132, or by email at syndicate@svbleerink.com; or from Evercore Group L.L.C., 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com. You may also access the most recent preliminary prospectus dated October 4, 2019 via the following link: https://www.sec.gov/Archives/edgar/data/1598599/000119312519262824/d752656df1a.htm.